Token Communities, Ltd.

January 20, 2021

Via EDGAR

Division of Corporation Finance Officer of Technology

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Token Communities Ltd.

Registration Statement on Form 10-12G

Filed November 12, 2020

File No. 000-55688

Dear Ms. Woo:

By letter dated December 9, 2020 (the “Letter”), the U.S. Securities and Exchange Commission (the “SEC”) provided Token Communities, Ltd. (the “Company”) with a letter on the Company’s Registration Statement on Form 10-12G (the “Registration Statement”). We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the questions are listed below, followed by the Company’s response.

Registration Statement on Form 10-12b

Background, page 1

1. We note that you transferred 3.4 billion iRide Tokens to American Software Capital pursuant to an Asset Purchase Agreement. Explain how you determined the value of the 3.4 billion iRide Tokens in this transaction.

Response:

The 3.5 billion iRide tokens were exchanged for 80,000,000 shares held by the Company. Per par value of the stock, the value of the iRide tokens was determined to be $8,000. The cost of the transaction was expensed upon culmination of the transaction.

Overview, page 1

2. You state that you are a “technology and acquisition company with a focus on acquiring companies that will benefit from the injection of growth capital and technology integration.” We note that your sole source of revenue in fiscal year ended June 30, 2020 was from consulting and financial advisory services. Please discuss the nature of these services that generate revenue. Also, please include a chart or an organizational chart that summarizes all of the “portfolio companies” that you reference.

Response: This section has been revised to more accurately reflect the business of the Company.

Our Company, page 2

3. You state that you operate the “Lukki Exchange.” Please discuss the type of crypto asset trading that it facilitates. Discuss whether your operation of this exchange triggers any obligations under the Securities Act or Securities Exchange Act, including any requirements to register as a national securities exchange, alternative trading system or broker-dealer, or any obligations to register with the CFTC as a futures exchange. Refer to Items 101(h)(4)(viii) and (ix) of Regulation S-K.

Response:

Disclosure has been added to reflect that we are trading the Lukki operating Tokens (LOT). LOT was an ERC20 tokens based on ethereum chain. We have added disclosure that the operation of the exchange does not trigger any obligations under the Securities Act or Securities Exchange Act, including any requirements to register as a national securities exchange, alternative trading system or broker-dealer, or any obligations to register with the CFTC as a futures exchange. Amongst other reasons, the exchange is operated outside of the United States (China), and not available to citizens of the United States.

LOT Token, page 2

4. Please describe the distinct characteristics of the LOT Token, the iRide Token and the Lukki Token. Disclose the number of each token that you currently hold and the amount of each token that you have issued. Tell us whether a white paper is available for these tokens. We note your disclosure that you are actively engaged in marketing your LOT Tokens.

Response: Disclosure has been added to describe the distinct characteristics of the LOT Token, the iRide Token and the Lukki Token. Disclose the number of each token that you currently hold and the amount of each token that you have issued. There is a white paper available for the LOT Token which is written in Chinese. We have removed reference that we are actively engaged in marketing the LOT tokens.

Risk Factors

Our ability to adopt technology, page 3

5. We note you rely on third-party storage solutions of your digital wallets. Please provide the name of the third-party provider and any agreements you have with them.

Response: We use Ethereum chain wallet IMTOKEN and it is decentralized

Our cryptocurrency holdings, page 6

6. Please provide support for your statement that you “may be in control and possession of one of the more substantial holdings of cryptocurrency.”

Response: We have the full control of the Lukki exchange and full control of the IMTOKEN wallet which contents all of our LOT Tokens.

Critical Accounting Policies, page 12

7. Please revise to identify and disclose your critical accounting policies for your derivative liability. Your discussion should explain how these policies require significant estimates and assumptions and quantify the effect on the financial statements of changes in estimates in each period presented. As material changes in estimate have been recognized, fully explain the new information that became available and why that information could not be anticipated at the date the original estimate was made. In this regard, we note from your disclosure on page F-4 that the fair value of your derivative liability appears to have significantly changed between the warrant issuance dates and June 30, 2020. Please revise your disclosure under “Other Income (Expense)” on page 11 to further discuss the underlying factors of the fair value change.

Response:

The disclosure has been updated to include the requested changes.

Certain Relationships and Related Transactions, and Director Independence, page 17

8. Please identify the related party and the material terms of the loan that you received.

Response:

Related party loans are as follows:

Stephen Knight - $36,421 debt forgiveness agreement entered into November 5, 2020.

Alex Lightman - $32,550 debt forgiveness agreement entered into December 14, 2020.

Trends Investments - $162,145 debt forgiveness agreement entered into November 5, 2020.

Financial Statements, page 19

9. Please include interim financial statements for the period ended September 30, 2020. Please similarly update all financial information throughout your filing. See Rule 3-12(a) of Regulation S-X.

Response: Report has been revised to reflect all financial information for the period ending September 30, 2019 and 2020.

Note 2. Summary of Significant Accounting Policies

Fair Value of Financial Instruments, page F-9

10. We note that you classify warrants as a derivative liability and appears that you use the Black-Scholes-Merton pricing model to determine the fair value of your derivative liability. Please disclose how you determined the significant assumptions utilized within the Black-Scholes-Merton valuation model for each reporting period presented.

Response:

Critical accounting policy disclosure has been added as to how the Company determined the significant assumptions utilized within the Black-Scholes-Merton valuation model for each reporting period presented, as well as the values for each assumption for each reporting period presented.

Note 6. Subsequent Events, page F-13

11. We note that on July 14, 2020 you entered into an acquisition transaction with American Software Capital, Inc. In the acquisition you exchanged common shares and transferred iRide Tokens for “all technology and software code (and all copies of code) related to or required to operate the ‘Lukki Exchange,’ including all client lists, intellectual property related to the brand ‘Lukki’ (including files of art, logos, web designs, etc.) as well as ownership of the Lukki.io website and related design codes.” Given the number of shares issued in the transaction, please disclose how you intend to account for this transaction and tell us your consideration in identifying the accounting acquirer in accordance with FASB ASC 805-10-25-4 and 5, and FASB ASC 805-40, which pertains to reverse acquisitions. If you believe that the acquisition does not meet the definition of a business, tell us how you considered ASC 805-10-55 in evaluating your transaction.

Response: The transaction has been accounted for as an asset acquisition. The accounting acquirer was determined to be American Software Capital, whom, after transaction, acquired 83% controlling interest in the Company. The transaction was not considered a reverse merger as the private company, American software capital, did not give up any capital or equity interest to the Company. Based on this, it is considered a transfer of ownership, not any other kind of business transaction.

12. Please provide disclosures that address the purchase price you paid in the acquisition transaction, including the fair values of the common stock and iRide Tokens you used as consideration, and explain how the fair values of both the stock and iRide Tokens were determined.

Response: Addressed as part of the disclosure, noting that the iRide tokens were valued at approximately $8,000, and the common stock fair value issued was accounted for as a zero value transaction, as the parties were related and there was no significant material value exchanged as part of the transaction, as the Lukki exchange had no previous material revenues nor assets.

13. In light of the Form 8-K filed on July 27, 2020, disclosing this transaction, please tell us whether you intend to file the historical financial statements of the business acquired, along with a pro forma presentation illustrating the effects of the transaction, to comply with Rule 8-04 and Rule 8-05 of Regulation S-X, and Item 9.01 of Form 8-K. Please submit the analyses that you perform in your application of this guidance. If you believe that the acquisition does not meet the definition of a business, tell us how you considered the attributes listed in Rule 11-01(d) of Regulation S-X.

Response: Based on the facts presented in 11 and 12, there is no need to present the financial statements pro forma as the transaction was a transfer of ownership in effect, and as such does not meet the need to be treated as a business transaction for reporting. The acquisition meets the definition of a business pursuant to Rule 11-01(d), but as mentioned as the transfer of ownership did not involve exchange of shares from ASC, there is no reverse merger. The Form filing includes the required financial statements for the periods required.

Should you have any further comments or questions please contact our outside counsel, Jeffrey M. Stein, Esq. at JMS Law Group, PLLC at (516) 422-6285.

Very truly yours,

/s/ Peter Chen
Peter Chen
Chief Financial Officer

cc:	David Chen
President Token Communities Ltd.

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